UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☐  Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:  September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BLACKBOXSTOCKS INC.
Full Name of Registrant

Former Name if Applicable
5430 LBJ Freeway, Suite 1485
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75240
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
Blackboxstocks Inc. (the "Company") could not file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the "Report") within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Report, including, without limitation, the Company's consolidated financial statements for the three months ended September 30, 2016.

PART IV-- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Gust Kepler	(972)	726-9203
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
At September 30, 2016, the Company expects to report an accumulated deficit of $1,069,525, and for the three and nine months ended September 30, 2016, net losses of $144,729 and $449,015, respectively.
For the three and nine month periods ended September 30, 2016, the Company expects to report revenue of $33,893 as compared to no revenue for the same three and nine month periods in 2015. For the three and nine month periods ended September 30, 2016, the Company expects to report operating expenses totaling $174,570 and $478, 856, compared to $124,802 and $245,199 for the same periods in 2015, representing respective increases of $49,768 and $233,657. This change is primarily a result of an increase in general and administrative expenses.
This Report contains forward-looking statements. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future are forward-looking statements. These forward-looking statements are based on management's beliefs and assumptions and on information currently available to the Company's management. The Company's management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the registrant's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K, those described from time to time in other reports which we file with the U.S. Securities and Exchange Commission, and other risks and uncertainties including, without limitation, that the Company's actual net loss, revenue, and/or expenses for the three and nine month periods ended September 30, 2016 are different from the estimates provided herein.
        _______________________________________________________________________________________________________________________________________________________________________________

Blackboxstocks Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 15, 2016	By	/s/ Gust Kepler Gust Kepler, Chief Executive Officer
 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).